

The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

June 10, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR FISCAL YEAR 2002
〈CONSOLIDATED〉 / 〈NON-CONSOLIDATED〉

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.


03022717



Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

Mitsui Trust Holdings,Inc.

Business Results for Fiscal Year 2002 <Consolidated>

33-1,Shiba 3-chome ,Minato-ku,Tokyo 105-8574 Japan
Listed Stock Exchanges Tokyo, Osaka, Nagoya
Stock Code Number : 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: May 26, 2003
President : Kiichiro Furusawa

for further information
Koichi Omata
Deputy General Manager of
General Planning Department
phone : Tokyo (03)5232-8642

1.Business Results for the Fiscal Year 2002 (from April 1, 2002 to March 31 , 2003)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

Fiscal Year	Ordinary Income	(year on year change)	Ordinary Profits	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2002	497,252	-6.6	-24,727	-	-96,710	-
Fiscal Year 2001	532,120	-	-330,084	-	-277,902	-

Fiscal Year	Net Income per Common Share	Net Income per Common Share(Diluted)	Net Income on Equity	Ordinary Profits /Total Assets	Ordinary Profits /Ordinary Income
	yen	yen	%	%	%
Fiscal Year 2002	-125.31	-	-	-0.2	-5.0
Fiscal Year 2001	-350.61	-	-138.1	-2.4	-62.0

Note: 1. Net Income(loss) from Unconsolidated Entities by Equity Method The Year Ended March 31,2003 : -504 million
The Year Ended March 31,2002 : - million

2. Average Number of Common Shares Outstanding The Year Ended March 31,2003 : 813,860,941 shares
The Year Ended March 31,2002 : 807,681,892 shares

(2)Financial Position

Fiscal Year End	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share	Consolidated BIS Ratio (uniform domestic standard)
	yen in millions	yen in millions	%	yen	%
Fiscal Year 2002	12,478,021	251,626	2.0	-228.26	*Preliminary* 7.50
Fiscal Year 2001	13,372,836	496,181	3.7	79.28	10.59

Note: Number of Common Shares Issued at The Year Ended March 31,2003 : 814,434,118 shares
The Year Ended March 31,2002 : 806,442,278 shares

(3)Cash Flow Position

Fiscal Year	Net Cash from Operating Activities	Net Cash from Investing Activities	Net Cash from Financing Activities	Cash and Cash Equivalents at the End of Fiscal Year
	yen in millions	yen in millions	yen in millions	yen in millions
Fiscal Year 2002	-354,029	-27,230	-37,389	832,071
Fiscal Year 2001	531,809	512,056	40,643	1,250,731

(4)Basis of Consolidation
Number of Consolidated Subsidiaries: 23
Number of Unconsolidated Subsidiaries Accounted for Equity Method : -
Number of Affiliates Accounted for Equity Method : 2

(5)Change in Number of Subsidiaries and Affiliates
Consolidated Subsidiaries: Increased by 1, Decreased by 1
Number of Affiliates for Equity Method : Increased by 2

2. Estimate for This Fiscal Year (from April 1 , 2003 to March 31 , 2004)

	Ordinary Income	Ordinary Profits	Net Income
	yen in millions	yen in millions	yen in millions
1st Half	230,000	55,000	30,000
Annual	480,000	135,000	75,000

Estimate of Net Income per Common Share : 85.61yen

Mitsui Trust Holdings, Inc.

Consolidated Balance Sheets

(Banking Account) (yen in millions)

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
Assets			
Cash and Due from Banks	890,985	1,321,074	-430,089
Call Loans and Bills Bought	-	96	-96
Receivables under Resale Agreements	24,999	5,003	19,995
Receivables under Securities Borrowing Transactions	10,564	-	10,564
Trading Assets	13,165	12,186	979
Money Held in Trust	70,921	83,928	-13,006
Investment Securities	3,232,584	3,436,926	-204,342
Loans and Bills Discounted	7,200,393	7,416,077	-215,683
Foreign Exchanges	4,978	4,855	123
Other Assets	359,075	299,746	59,328
Premises and Equipment	254,250	275,968	-21,718
Deferred Tax Assets	347,169	390,276	-43,106
Customers' Liabilities for Acceptances and Guarantees	220,208	306,927	-86,718
Reserve for Possible Loan Losses	-151,274	-180,230	28,955
Reserve for Possible Losses on Investment Securities	-	-0	0
Total Assets	**12,478,021**	**13,372,836**	**-894,814**
Liabilities			
Deposits	8,450,294	7,479,887	970,406
Negotiable Certificates of Deposit	221,960	262,580	-40,620
Call Money and Bills Sold	300,000	586,500	-286,500
Payables under Repurchase Agreements	99,999	-	99,999
Payables under securities Lending Transactions	194,245	-	194,245
Trading Liabilities	8,933	5,775	3,158
Borrowed Money	509,343	434,810	74,533
Foreign Exchanges	25	27	-2
Bonds and Notes	138,826	123,130	15,695
Convertible Bonds and Notes	3,206	19,383	-16,177
Payable to Trust Account	1,864,795	3,085,291	-1,220,496
Other Liabilities	105,390	482,999	-377,609
Reserve for Bonuses	3,407	4,080	-672
Reserve for Retirement Benefits	1,727	8,645	-6,917
Reserve for Possible Losses on Loans Sold to CCPC	4,389	7,167	-2,777
Other Reserves	-	0	-0
Deferred Tax Liabilities	2,521	654	1,867
Deferred Tax Liabilities for Land Revaluation	-	3,193	-3,193
Acceptances and Guarantees	220,208	306,927	-86,718
Total Liabilities	**12,129,277**	**12,811,054**	**-681,776**
Minority Interest in Consolidated Subsidiaries			
Minority Interest in Consolidated Subsidiaries	**97,118**	**65,600**	**31,517**
Stockholders' Equity			
Common and Preferred Stock	260,092	260,053	38
Capital Surplus	227,350	358,960	-131,610
Retained Earnings	-85,676	-124,455	38,779
Land Revaluation Reserve	-3,028	4,939	-7,967
Net Unrealized Gains on Securities Available for Sale , Net of Taxes	-145,337	472	-145,809
Foreign Currency Translation Adjustments	-868	-972	104
Treasury Stock	-906	-2,815	1,909
Total Stockholders' Equity	**251,626**	**496,181**	**-244,555**
Total Liabilities , Minority Interest in Consolidated Subsidiaries and Stockholders' Equity	12,478,021	13,372,836	-894,814

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Income

(Banking Account) (yen in millions)

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
Ordinary Income	**497,252**	**532,120**	**-34,868**
Trust Fees	100,627	104,118	-3,491
Interest Income	163,066	192,784	-29,718
Interest on Loans and Bills Discounted	119,652	129,089	-9,437
Interest and Dividends on Securities	41,874	60,823	-18,949
Interest on Call Loans and Bills Bought	295	202	93
Interest on Receivables under Resale Agreements	1	3	-1
Interest on Receivables under Securities Borrowing Transactions	0	-	0
Interest on Deposits with Banks	1,059	2,195	-1,136
Other	182	469	-287
Fees and Commissions Paid	56,325	57,686	-1,361
Trading Revenue	738	645	92
Other Operating Income	83,902	53,640	30,262
Other Income	92,593	123,245	-30,652
Ordinary Expenses	**521,979**	**862,204**	**-340,225**
Interest Expenses	65,473	96,780	-31,307
Interest on Deposits	30,163	37,487	-7,324
Interest on Negotiable Certificates of Deposits	233	172	60
Interest on Call Money and Bills Sold	24	418	-394
Interest on Payables under Repurchase Agreements	0	0	0
Interest on Payables under Securities Lending Transactions	875	-	875
Interest on Borrowed Money	11,920	12,699	-778
Interest on Bonds and Notes	2,474	2,240	233
Interest on Convertible Bonds and Notes	117	333	-215
Other	19,662	43,428	-23,765
Fees and Commissions Paid	5,419	6,861	-1,441
Trading Expenses	3	223	-219
Other Operating Expenses	6,164	2,142	4,021
General and Administrative Expenses	159,520	172,967	-13,447
Other Expenses	285,397	583,229	-297,831
Transfer to Reserve for Possible Loan Losses	16,415	68,024	-51,608
Other	268,981	515,204	-246,223
Ordinary Loss	**24,727**	**330,084**	**-305,357**
Extraordinary Profits	**9,399**	**8,615**	**783**
Profits on Disposal of Premises and Equipment	4,919	668	4,251
Profits on Written-off Claims	4,452	7,691	-3,238
Transfer from Liability Reserve for Securities Trading	0	0	0
Other Extraordinary Profits	26	256	-229
Extraordinary Losses	**24,345**	**95,681**	**-71,335**
Losses on Disposal of Premises and Equipment	5,774	3,972	1,801
Other Extraordinary Losses	18,571	91,709	-73,137
Loss before Income Taxes and Minority Interests	**39,673**	**417,149**	**-377,475**
Provision for Income Taxes	7,872	11,145	-3,273
Deferred Income Taxes	45,553	-150,992	196,545
Minority Interests in Net Income	3,611	599	3,011
Net Loss	**96,710**	**277,902**	**-181,191**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statements of Capital Surplus and Retained Earnings

(Banking Account) (yen in millions)

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
Balance at Beginning of the Period	-	**157,939**	**-157,939**
Increase of Retained Earnings	-	**1,226**	**-1,226**
Increase in Retained Earnings Due to Change in Share Interest Ratio of Subsidiaries	-	772	-772
Transfer from Land Revaluation Reserve	-	453	-453
Decrease of Retained Earnings	-	**5,719**	**-5,719**
Decrease in Retained Earnings Due to Exclusion of Subsidiaries from Consolidation	-	1,053	-1,053
Dividend declared	-	4,665	-4,665
Net Loss	-	**277,902**	**-277,902**
Balance at End of the Period	-	**124,455**	**-124,455**
Capital Surplus:			
Capital Surplus at Beginning of the Period	**358,960**	-	**358,960**
Increase of Capital Surplus	**38**	-	**38**
Conversion of Convertible Bonds and Notes	38	-	38
Decrease of Capital Surplus	**131,648**	-	**131,648**
Transfer to Retained Earnings	131,648	-	131,648
Capital Surplus at End of the Period	**227,350**	-	**227,350**
Retained Earnings:			
Retained Earnings at Beginning of the Period	**-124,455**	-	**-124,455**
Increase of Retained Earnings	**142,809**	-	**142,809**
Transfer from Capital Reserve	131,648	-	131,648
Transfer from Land Revaluation Reserve	11,161	-	11,161
Decrease of Retained Earnings	**104,030**	-	**104,030**
Net Loss	96,710	-	96,710
Dividend declared	7,294	-	7,294
Losses on Disposal of Treasury Stocks	24	-	24
Retained Earnings at End of the Period	**-85,676**	-	**-85,676**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings,Inc.

Consolidated Statement of Cash Flows

(Banking Account) (yen in millions)

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
I . Cash Flows from Operating Activities :			
Net Loss Before Income Taxes and Minority Interests	-39,673	-417,149	377,475
Depreciation and Amortization	56,020	50,842	5,177
Goodwill Amortization	-	98	-98
Equity in Earnings of affiliates	504	-	504
Provision for Reserve for Possible Loan Losses	-23,943	41,936	-65,880
Provision for Reserve for Possible Losses on Investment Securities	0	-190	190
Provision for Reserve for Possible Losses on Loans Sold to CCPC	-2,777	-1,578	-1,199
Provision for Reserve for Bonuses	-672	4,152	-4,825
Provision for Retirement Benefits	50,672	-2,193	52,866
Provision for Possible Foreign Exchange Losses on Trust Account	-	-26,760	26,760
Accrued Interest and Dividend Income	-163,066	-192,784	29,718
Accrued Interest Expenses	65,473	96,780	-31,307
Investment Securities Losses (Gains) - Net	4,836	320,319	-315,483
Losses (Gains) on Money Held in Trust	-1,274	-457	-817
Foreign Exchange Losses (Gains) - Net	13,921	-20,443	34,365
Losses (Gains) on Sales of Premises and Equipment	854	3,304	-2,449
Net Decrease (Increase) in Trading Assets	-979	-4,420	3,440
Net Increase (Decrease) in Trading Liabilities	3,158	568	2,590
Net Decrease (Increase) in Loans and Bills Discounted	214,733	312,269	-97,536
Net Increase (Decrease) in Deposits	970,406	-50,517	1,020,924
Net Increase (Decrease) in Negotiable Certificates of Deposits	-40,620	-70,972	30,352
Net Increase (Decrease) in Borrowed Money (Excluding Subordinated Borrowings)	132,533	-24,465	156,999
Net Decrease (Increase) in Interest-Earning Deposits in Other Banks	11,428	256,652	-245,223
Net Decrease (Increase) in Call Loans and Others	-19,899	175,164	-195,064
Net Increase (Decrease) in Deposit for Securities Borrowing Transactions	-4,594	-5,970	1,376
Net Increase (Decrease) in Call Money and Others	-186,500	534,988	-721,488
Net Increase (Decrease) in Deposit for Securities Lending Transactions	-53,117	247,362	-300,479
Net Decrease (Increase) in Foreign Exchanges (Assets)	-123	8,529	-8,652
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	-2	-26	24
Net Increase (Decrease) in Payable to Trust Account	-1,220,496	-831,773	-388,722
Interest and Dividends Received	175,274	210,050	-34,775
Interest Paid	-67,874	-110,513	42,639
Other-Net	-216,195	33,579	-249,775
Subtotal	**-341,991**	**536,383**	**-878,374**
Income Taxes Paid	-12,038	-4,573	-7,464
Net Cash from Operating Activities	**-354,029**	**531,809**	**-885,839**

<Note>Amounts less than one million yen are omitted.

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
Ⅱ. Cash Flows from Investing Activities :			
Purchases of Investment Securities	-9,164,642	-3,276,648	-5,887,993
Sales of Investment Securities	7,161,408	2,273,666	4,887,742
Redemptions of Investment Securities	1,976,997	1,539,248	437,748
Increase in Money Held in Trust	-4,216	-2,512	-1,703
Decrease in Money Held in Trust	18,341	17,251	1,090
Purchases of Premises and Equipment	-39,546	-46,406	6,859
Proceeds from Sales of Premises and Equipment	24,427	15,030	9,396
Purchases of Equity of Newly Consolidated Subsidiaries	-	-7,572	7,572
Net Cash from Investing Activities	**-27,230**	**512,056**	**-539,286**
Ⅲ. Cash Flows from Financing Activities			
Decrease in Subordinated Borrowings	-58,000	-	-58,000
Decrease in Subordinated Bonds and Convertible Bonds	-	-11,984	11,984
Issuance of common stock	30,000	57,100	-27,100
Dividends Paid	-7,294	-4,665	-2,629
Dividends Paid to Minority Interests	-1,769	-8	-1,760
Increase in Treasury Stock	-7,386	-	-7,386
Decrease in Treasury Stock	7,061	202	6,858
Net Cash from Financing Activities	**-37,389**	**40,643**	**-78,032**
Ⅳ. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**-11**	**351**	**-362**
Ⅴ. Net Increase in Cash and Cash Equivalents	**-418,660**	**1,084,861**	**-1,503,521**
Ⅵ. Cash and Cash Equivalents at the Beginning of Fiscal Year	**1,250,731**	**173,369**	**1,077,362**
Ⅶ. Decrease in Cash and Cash Equivalents Due to Exclusion of Subsidiaries from Consolidation	-	**-7,499**	**7,499**
Ⅷ. Cash and Cash Equivalents at the End of Period	**832,071**	**1,250,731**	**-418,660**

<Note>Amounts less than one million yen are omitted.

Mitsui Trust Holdings, Inc.

Business Results for Fiscal Year 2002 <Non-Consolidated>

33-1,Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan
Listed Stock Exchanges: Tokyo,Osaka,Nagoya
Stock Code Number: 8309
(URL http://www.mitsuitrust-fg.co.jp/)
Date of Board of Directors' Meeting: May 26, 2003
President: Kiichiro Furusawa

for further information
Koichi Omata
Deputy General Manager of
General Planning Department
phone : Tokyo (03)5232-8642

1.Business Results for Fiscal Year 2002 (from April 1, 2002 to March 31, 2003)

(1)Business Results

<Note>Amounts less than one million yen are omitted.

Fiscal Year	Operating Income		Operating Profits		Ordinary Profits		Net Income	
	yen in millions	%	yen in millions	%	yen in millions	%	yen in millions	%
Fiscal Year 2002	7,251	592.6	-1,474	-	9,829	-56.0	8,228	-48.3
Fiscal Year 2001	1,046	-	727	-	22,315	-	15,915	-

Fiscal Year	Net Income per Common Share (Basic)	Net Income per Common Share(Diluted)	Net Income on Equity	OrdinaryProfits / Total Assets	Ordinary Profits / Operating Income
	yen	yen	%	%	%
Fiscal Year 2002	3.60	3.59	3.4	1.1	135.5
Fiscal Year 2001	12.99	8.64	13.4	2.5	2,131.5

Note: 1.Average Number of Common Shares Outstanding Fiscal Year 2002 818,582,417 shares(Common share)
Fiscal Year 2001 818,681,336 shares(Common share)

2.Percentages on the above table represent change of Operating Income,Net Operating Income,Profits and Net Income to the respective amounts of the same period of the previous year.

(2)Dividend Payment per Common Share

Fiscal Year	Annual Dividend per Share			Annual Dividend	Dividend Payout Ratio	Dividend on Equity
		Interim	Year-end			
	yen	yen	yen	yen in millions	%	%
Fiscal Year 2002	0.00	0.00	0.00	-	-	-
Fiscal Year 2001	2.50	-	2.50	2,046	19.2	2.3

Note: Fiscal Year-end Dividends : Anniversary Dividends ¥ —, Extra Dividends ¥ —

(3)Financial Position

Fiscal Year End	Total Assets	Net Capital	Net Capital Ratio	Net Capital per Common Share
	yen in millions	*yen in millions*	%	yen
Fiscal Year 2002	892,412	520,299	58.3	101.14
Fiscal Year 2001	884,379	519,415	58.7	106.46

1.Number of Shares Issued at Fiscal Year End Fiscal Year 2002 818,865,604 shares(Common share)
Fiscal Year 2001 818,795,606 shares(Common share)

2.Number of Treasury Shares at Fiscal Year End Fiscal Year 2002 489,389 shares
Fiscal Year 2001 55,164 shares

2.Estimate of Fiscal Year 2003 (from April 1, 2003 to March 31, 2004)

	Operating Income	Ordinary Profits	Net Income	Dividend Payment per Common Share		
				Interim	Year-end	
	yen in millions	yen in millions	yen in millions	yen	yen	yen
1st Half	12,000	7,000	7,000	0.00	-	-
Annual	16,000	5,500	5,500	-	2.50	2.50

Estimate of Net Income per Common Share(Basic) : 0.27 yen

The above estimate is based on information available at this moment and plan . Actual result may differ from the estimate , depending on future events.

The Mitsui Trust Holdings , Inc.

Non-consolidated Balance Sheet

(Yen in Millions)

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
Assets			
Current Assets	**19,844**	**14,903**	**4,941**
Cash and Due from Banks	-	14,789	-14,789
Accrued Income	17	46	-28
income taxes refundable	19,183	-	19,183
Other Current Assets	643	68	575
Non-current Assets	**872,160**	**868,879**	**3,280**
Tangible Fixed Assets	1	1	-0
Equipment	1	1	-0
Intangible Fixed Assets	1	2	-0
Software	1	2	-0
Investments	872,157	868,875	3,281
Investments (Stocks)	75	-	75
Investments in Subsidiaries(Stocks)	618,408	571,272	47,136
Investments in Subsidiaries(Bonds)	100,000	100,000	-
Investments in Subsidiaries(Convertible Bonds	3,206	19,490	-16,284
Long-term Loans to Subsidiaries	150,000	178,000	-28,000
Deferred Tax Assets	80	-	80
Other Investments	387	112	274
Deferred Assets	**406**	**596**	**-189**
Organization Costs	240	320	-80
Stock issue Costs	3	7	-3
Bond issue Costs	162	268	-106
Total Assets	**892,412**	**884,379**	**8,032**
Liabilities			
Current Liabilities	**26,179**	**6,614**	**19,564**
Borrowed Money from Subsidiaries	23,983	-	23,983
Accounts Payable	-	88	-88
Accrued Expenses	442	86	355
Accrued Income Taxes	-	6,400	-6,400
Reserve for Bonuses	39	-	39
Deferred Tax Liabilities	1,677	-	1,677
Other Current Liabilities	36	39	-3
Non-Current Liabilities	**345,932**	**358,349**	**-12,416**
Long-term Borrowed Money	150,000	178,000	-28,000
Bonds	192,500	160,800	31,700
Convertible Bonds	3,206	19,383	-16,177
Reserve for Retirement Benefits	226	166	60
Other Non-Current Liabilities	-	0	-0
Total Liabilities	**372,112**	**364,964**	**7,147**
Shareholders' Equity			
Common Stock and Preferred Stock	**260,092**	**260,053**	**38**
Capital Surplus	**243,494**	**243,456**	**38**
Earned Surplus	**16,818**	**15,915**	**903**
Unappropriated Earned Surplus	16,818	15,915	903
(Net income)	8,228	15,915	-7,687
Tresurery stocks	**-105**	**-9**	**-95**
Total Shareholders' Equity	**520,299**	**519,415**	**884**
Total Liabilities and Shareholders' Equity	**892,412**	**884,379**	**8,032**

The Mitsui Trust Holdings , Inc.

Non-consolidated Statement of Income

(yen in millions)

	Fiscal Year 2002(A)	Fiscal Year 2001(B)	(A)-(B)
Operating Income	**7,251**	**1,046**	**6,204**
Interest Income on Loans to Subsidiaries	3,096	17	3,079
Interest Income on Bonds in Subsidiaries	1,556	8	1,547
Interest Income on Convertible Bonds in Subsidiaries	118	23	94
Fees and Commissions received from Subsidiaries	2,479	997	1,481
Other Operating Income	2	-	2
Operating Expenses	**8,725**	**319**	**8,406**
Interest Expenses on Long-term Loans	3,096	17	3,079
Interest Expenses on Bonds	3,589	47	3,542
Interest Expenses on Convertible Bonds	117	23	94
General and Administrative Expenses	1,922	230	1,691
Operating Profits	**-1,474**	**727**	**-2,202**
Non-Operating Income	**11,977**	**22,170**	**-10,193**
Profits of Disposal of Securities	11,737	22,170	-10,432
Other Non-Operating Income	240	0	239
Non-Operating Expenses	**673**	**582**	**91**
Interest Expenses on Borrowed Money from Subsidiaries	114	24	90
Amortization of Organization Costs	80	80	-
Amortization of Stock issue Costs	3	3	-
Amortization of Bond issue Costs	148	134	14
Other Non-Operating Expenses	326	339	-13
Ordinary Profits	**9,829**	**22,315**	**-12,486**
Income Before Income Taxes	**9,829**	**22,315**	**-12,486**
Income Taxes Expenses (Current)	**3**	**6,400**	**-6,396**
Deferred Income Taxes	**1,597**	**-**	**1,597**
Net Income	**8,228**	**15,915**	**-7,687**
Unappropriated Profits at the Beginning of Year	**8,590**	**-**	**8,590**
Unappropriated Profits at the End of the Term	**16,818**	**15,915**	**903**

The Mitsui Trust Holdings , Inc.

Statements of Appropriation of Retained Earnings

(yen)

	Fiscal 2002	Fiscal 2001
Unappropriated Profits at the End of the Term	**16,818,878,509**	**15,915,525,227**
Profits Appropriation Total	**5,278,125,000**	**7,324,976,105**
Dividends on Preferred Share,Class Ⅰ	800,000,000 ¥40 per Share	800,000,000 ¥40 per Share
Dividends on Preferred Share,Class Ⅱ	1,350,000,000 ¥14.40 per Share	1,350,000,000 ¥14.40 per Share
Dividends on Preferred Share,Class Ⅲ	3,128,125,000 ¥20 per Share	3,128,125,000 ¥20 per Share
Dividends on Common Share	0 ¥0 per Share	2,046,851,105 ¥2.50 per Share
Profits Carried Forward to the Next Term	**11,540,753,509**	**8,590,549,122**